January 24, 2011

VIA EDGAR AND FACSIMILE (703) 813-6982

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director

Alexandra M Ledbetter, Examiner

Re:	Seawell Limited

Amendment No. 1 to Registration Statement on Form F-4

File No. 333-171724

Ladies and Gentlemen:

Seawell Limited, a Bermuda corporation (the “Company”), hereby requests, pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 pm Eastern time on January 24, 2011, or as soon as possible thereafter.

In connection with this request, we acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Frank Bayouth of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (713) 655-5115 and that such effectiveness also be confirmed in writing.

Very truly yours,

SEAWELL LIMITED

By: Seawell Management (US) LLC

By:	/s/ Max Bouthillette
Name:	Max Bouthillette
Title:	Executive Vice President and General Counsel